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                                  EXHIBIT 20

First American Financial Contact: Carroll Kimball, 615-748-2455 (phone); 615-748-2755 (fax)

First American Media Contact: Vicki Kessler, 615-748-2912 (phone); 615-748-2535 (fax)

INVEST Media Contact: Betty Carlin, 813-289-5732 (phone); 813-207-5330 (fax)

ICA Financial/Media Contact: Tom E. Gunderson, Sr.-701-250-3201 (phone); 701-258-5400 (fax)

               INVEST CREATES MERGER WITH ICA TO FORM NATION'S
               LARGEST BANK-BASED INVESTMENT SERVICES FIRM AND
                  IS ACQUIRED BY FIRST AMERICAN CORPORATION

     NASHVILLE, Tenn., March 28, 1996 -- First American Corporation today announced an agreement with Zurich Kemper Investments, Inc., to purchase 96 percent of the stock of INVEST Financial Corporation, a leading national marketer of mutual funds, annuities and other investment products sold through financial institutions. INVEST simultaneously announced an agreement to merge with Investment Center Group, Inc., the parent of Investment Centers of
America (ICA), making INVEST the largest bank-based investment brokerage in the U.S.

     Together INVEST and ICA will have a total of more than 1,700 representatives registered and licensed to sell securities or insurance products in more than 1,000 investment centers throughout the country.

     INVEST, founded in 1982 and headquartered in Tampa, sold about $1.7 billion in various investment products last year through its network of more than 800 investment centers in 240 financial institutions nationwide. ICA, founded in 1983 and headquartered in Bismarck, N.D., had total sales of $700 million in 1995 through 230 locations in 20 states. ICA will become a subsidiary of INVEST and each firm will operate under its own name.


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     Merlin R. Gackle, chairman, president and chief executive officer of
INVEST, will continue in his same capacity with the company. Thomas E. Gunderson Sr. will remain president and chief executive officer of ICA and also become vice chairman and a member of the board of directors of INVEST.

     Dennis C. Bottorff, chairman and chief executive officer of First American Corporation, said the acquisition of the combined INVEST and ICA "will create a financial services powerhouse serving the Main Street American investor." He emphasized that the two "third party marketing" firms would operate autonomously and that First American's role was primarily that of an investor in an industry it believes has strong growth potential.

     He noted that in 1994 First American created First American Enterprises to pursue investment opportunities in financial services businesses growing faster than traditional banking businesses.

     Under terms of the agreement, First American will pay $26 million in cash to Zurich Kemper for 96 percent of INVEST. First American has agreed to pay an equivalent price for each share of the remaining 4 percent of INVEST which is currently held by several thrift institutions. The transaction will be accounted for as a purchase. The acquisition, which is subject to regulatory approval, is expected to have a neutral impact on First American's 1996 earnings and is expected to add to earnings in 1997, according to Bottorff. Terms of the ICA merger with INVEST were not disclosed.

     INVEST is considered the third party marketing industry leader in technology and operational infrastructure. Among INVEST's proprietary technology is the INVEST Virtual Office, an innovative platform that permits representatives to provide financial

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planning for customers, streamline back office functions and offer product and research information through computers at any location. INVEST is currently launching a video conferencing system that connects customers with investment representatives.

     "One of the things that sets us apart in the marketplace is our ability to be totally objective in evaluating and recommending products from the nation's leading financial product firms. First American's recognition of the value of INVEST and ICA maintaining their role as independent firms is an important aspect of our new relationship," said Gackle.

     "ICA has built a stellar reputation in this industry as a clear leader in providing investment services to community and smaller independent banks," said Gackle. "Its affiliation with INVEST will give their institutional clients and retail customers access to INVEST's financial planning, technology and service structure."

     "The blend of ICA's proven track record in providing customer focused delivery of financial services to community banks and their customers and INVEST's advanced technology and professional support staff will be the winning combination in third party marketing." Gunderson said.

     Stephen B. Timbers, president, chief executive officer and chief investment officer of Zurich Kemper Investments, said the sale of INVEST allows Zurich Kemper to focus more of its energies and resources on its core business of investment management. Zurich Kemper will continue to sell its products through the INVEST network.

     Nashville-based First American Corporation (NASDAQ: FATN) is a $10 billion financial services holding company with offices in Tennessee, Kentucky and Virginia.